News Release

November 6, 2009

TELUS amends dividend reinvestment program
Implementing 3% discount and share issuance from Treasury

Vancouver, B.C. – TELUS Corporation today announced that effective December 1, 2009 it will issue non-voting shares from treasury at a three per cent discount from the average market price for shares acquired on a reinvestment of dividends. These changes will apply to the dividends payable on January 4, 2010 to common and non-voting shareholders of record on December 11, 2009. Non-voting shares acquired with optional cash payments will be issued from treasury at 100% of the average market price.

Under the plan, common and non-voting shareholders who reside in Canada and in the United States may elect to have the dividends paid on their shares reinvested in non-voting shares of TELUS.  Under applicable United States securities laws, TELUS today filed with the United States Securities and Exchange Commission a registration statement on Form F-3, including a prospectus, in connection with the plan. Holders of common shares or non-voting shares residing outside of Canada or the United States may be eligible to participate in the plan, subject to proof of compliance with any restrictions in the laws of their country.  Full details of the plan are available at telus.com/drisp.

Shareholders who currently participate in the dividend reinvestment plan will automatically have the discount applied to the reinvestment of their dividends on the January 4, 2010 payment date. Registered shareholders of record residing in Canada and the United Sates wishing to join the plan can obtain an enrollment form from TELUS’ plan agent, Computershare Trust Company of Canada, from their website at computershare.com, by calling 1-800-558-0046 or by visiting telus.com/drisp.  In order to participate in time for the January 4, 2010 dividend payment date, enrollment forms from registered holders must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario M5J 2Y1 before the close of business on December 11, 2009.

Non-registered beneficial holders of TELUS common shares or non-voting shares (i.e. shareholders who hold their shares through a financial institution, broker, nominee or other intermediary) should consult with that intermediary to determine the procedures for participation in the plan.

This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About TELUS
TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 11.9 million customer connections including 6.4 million wireless subscribers, 4.1 million wireline network access lines, 1.2 million Internet subscribers and more than 100,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $137 million to charitable and not-for-profit organizations and volunteered more than 2.6 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 697-8176 shawn.hall@telus.com	Investor relations: Robert Mitchell (416) 279-3219 ir@telus.com